6620 West Broad Street Richmond, VA 23230 www.genworth.com

October 8, 2008

Via Federal Express and EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Genworth Financial, Inc. (“Genworth”)
Form 10-K for the fiscal year ended December 31, 2007
File No. 1-32195

Dear Mr. Rosenberg:

Reference is made to your letter dated September 29, 2008 to Michael D. Fraizer, Genworth’s Chairman, President and Chief Executive Officer, setting forth the Staff’s comments on the above-referenced filing (the “Comment Letter”). We are submitting this letter to confirm my conversation with your colleague, Frank Wyman, on October 2, 2008 regarding the timing of Genworth’s response to the Comment Letter. As discussed with Mr. Wyman, we anticipate providing a complete response to the Comment Letter on or before October 31, 2008.

Should you have any questions regarding this matter, please contact me at (804) 662-2685.

Sincerely,

/s/ Amy R. Corbin
Amy R. Corbin Vice President and Controller (Principal Accounting Officer)

cc:	Don Abbott, SEC Senior Staff Accountant
Frank Wyman, SEC Staff Accountant
Michael D. Fraizer, Chairman, President and Chief Executive Officer
Patrick B. Kelleher, Senior Vice President – Chief Financial Officer
Boris Dolgonos, Weil, Gotshal & Manges LLP